

November 7, 2013

<u>Via E-mail</u>
Mr. Thomas Bianco
Chief Financial Officer
Attune RTD
3111 Tahquitz Canyon Way
Palm Springs, CA 92263

> **Re: Attune RTD**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 8, 2013**
> **File No. 000-54518**

Dear Mr. Bianco:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Item 8. Financial Statements</u>

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1. Please file an amendment to your Form 10-K, which includes the full text of Item 8 of Form 10-K, to address the following. The amendment should also include currently dated certifications under Item 601(31) and 601(32) of Regulation S-K.

   - Because you are a development stage enterprise and your financial statements present cumulative data from inception, auditor association with cumulative amounts from inception is required. However, we see that the scope and opinion paragraphs of the audit report do not cover the entire period from inception to December 31,

2012. Accordingly, please have your auditor revise its audit report so that the scope and opinion paragraphs cover the entire period from inception to December 31, 2012.

- Further, we see as part of their report, your current auditor refers to a predecessor auditor who audited your financial statements from inception to December 31, 2009. If your current auditor elects to refer to the report of the predecessor auditor, the report of the predecessor auditor must be included in your filing. Accordingly, please have the predecessor auditor re-issue its report on the cumulative amounts from inception to December 31, 2009. Alternatively, your current auditor may assume responsibility for the cumulative disclosures from inception and delete the references to the predecessor auditor.

Item 9A. Controls and Procedures, page 16

2. Please amend your filing to revise Item 9A to also include the company's conclusions regarding disclosure controls and procedures in accordance with Item 307 of Regulation S-K and Exchange Act Rule 13a-15. The amendment should present the full text of Item 9A, including the disclosures required by both Items 307 and 308 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or Gary Todd at (202) 551-3605, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief